Question 77 H.  Changes in control of Registrant


Series 2 - Government and Quality Bond Portfolio

During the period ended December 31, 2015, the SunAmerica Series Trust SunAmerica Dynamic Allocation Portfolio, (the Acquiring Portfolio), purchased shares of the Anchor Series Trust Government and Quality Bond Portfolio, a series of the registrant (the Acquired Portfolio), through a series of transactions. As of June 30, 2015, the Acquiring Portfolio owned approximately 23.3% of the Acquired Portfolio. As of December 31, 2015, the Acquiring Portfolio owned approximately 25.4% of the Acquired Portfolio.